[redacted]

SECURI' 11023657 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.........	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 25 2011

Washington, DC 110

SEC FILE NUMBER
8-000975

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/10** (MM/DD/YY) AND ENDING **9/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CITY SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Meridian Street, Suite 2000
(No. and street)

Indianapolis	**Indiana**	**46204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles — **317-808-7105** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2000	**Indianapolis**	**Indiana**	**46204**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a.s. 1/03

Deloitte

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE KNIGHT
Notary Public- Seal
State of Indiana
My Commission Expires Mar 21, 2018

Signature

Executive Vice President and CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2000, Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
City Securities Corporation
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of City Securities Corporation (the "Company") as of September 30, 2011, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of City Securities Corporation as of September 30, 2011, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of September 30, 2011, listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 22, 2011

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2011

ASSETS

CASH	$ 2,131,445
SEGREGATED CASH	100,000
CASH DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	299,750
RECEIVABLES:	
Commissions and fees	1,255,395
Due from parent and affiliates	10,937,200
Due from Clearing Broker-dealer	2,534,543
Other	535,286
SECURITIES OWNED — Trading inventory	3,774,593
FINANCIAL ADVISOR ADVANCES	4,420,000
PROPERTY AND EQUIPMENT — Net	917,682
OTHER ASSETS	383,630
TOTAL	$27,289,524

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation	$ 1,920,531
Accounts payable, accrued expenses, and other liabilities	2,470,570
DEFERRED INCOME TAXES	12,216
Total liabilities	4,403,317
SHAREHOLDER'S EQUITY:	
Common stock — no par value	4,847,469
Retained earnings	18,038,738
Total shareholder's equity	22,886,207
TOTAL	$27,289,524

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES:	
Commissions	$24,147,972
Underwriting and principal transaction revenue	5,203,976
Insurance division revenue	3,567,310
Interest and dividends	282,959
Other revenue	52,962
Total revenues	33,255,179
EXPENSES:	
Employee compensation and benefits	23,505,733
Communications	1,062,688
Promotional costs	662,329
Data processing	321,925
Occupancy and equipment rental	1,179,769
Security clearing fees	1,556,738
Regulatory	326,150
Legal and professional	902,969
Depreciation and amortization	310,803
Other operating expenses	741,407
Total operating expenses	30,570,511
INCOME BEFORE INCOME TAXES	2,684,668
INCOME TAXES:	
Current	918,631
Deferred	150,637
Total income taxes	1,069,268
NET INCOME	$ 1,615,401

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock			
	Number of Shares	$0 Par Value	Retained Earnings	Total
BALANCE — September 30, 2010	1	$4,847,469	$16,423,337	$21,270,806
Net income			1,615,401	1,615,401
BALANCE — September 30, 2011	1	$4,847,469	$18,038,738	$22,886,207

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

OPERATING ACTIVITIES:	
Net income	$ 1,615,401
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	310,803
Deferred income taxes	150,637
Net changes in operating assets and liabilities:	
Other assets	23,077
Receivables:	
Commissions	(461,747)
Clearing Broker-Dealer	(1,302,621)
Affiliates	95,496
Other	(128,594)
Securities owned	(2,843,480)
Financial advisor advances	(386,000)
Good faith deposits	250
Use of restricted cash and cash deposits with clearing organizations	(50,000)
Accrued compensation	465,846
Accounts payable, accrued expenses, and other liabilities	(535,357)
Net cash used in operating activities	(3,046,289)
INVESTING ACTIVITIES:	
Purchase of business assets — insurance	(304,500)
Purchases of property and equipment, net	(463,918)
Net cash used in investing activities	(768,418)
NET DECREASE IN CASH	(3,814,707)
CASH — Beginning of year	5,946,152
CASH — End of year	$ 2,131,445
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for interest	$ 6,670

See notes to financial statements.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a Registered Investment Advisor (RIA). As a securities Broker-Dealer, the Company is engaged in various securities trading, insurance, and brokerage activities serving a diverse group of domestic corporations, institutional and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing, LLC (the "Clearing Broker-Dealer").

The Company is a wholly owned subsidiary of City Financial Corporation (the "Parent"). The Parent is a for-profit domestic corporation formed in Indiana to facilitate a holding company structure for its various subsidiaries.

Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the financial statements.

Use of Estimates — Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from those estimates. The significant estimates include the valuation of securities owned and income taxes.

Segregated Cash — Cash segregated represents cash segregated for the benefit of customers.

Securities Owned — Securities owned are stated at fair value. Fair value is based on recent trade data, if available. If no recent trade data exists, fair value is based on other relevant factors including dealer price quotations and computerized pricing services. Changes in unrealized gains and losses are reported as a component of revenue, and are included in principal transaction revenue. Securities owned are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments are securities purchased and sold on a when-issued basis ("when-issued securities"). When-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. These financial instrument transactions are entered into for trading purposes.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At September 30, 2011, the Company's contractual commitments related to these financial instruments totaled $5,720,000. These commitments all settled within 45 days of September 30, 2011. Settlement of these transactions did not have a significant effect upon the Company's financial statements.

Property and Equipment — Net — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease, which range from three to ten years.

Receivable from Clearing Broker-Dealer — Receivable from Clearing Broker-Dealer represents the amount due to the Company from the Clearing Broker-Dealer for unsettled securities transactions as of year-end.

Financial Advisor Advances — Financial Advisor Advances represent advances made to employees, typically in connection with their recruitment. These amounts are considered earned by the employee based on continued employment and meeting certain other requirements, which are measured annually. The advances are amortized to compensation expense as earned over the terms of the agreements, which range from three to eight years.

Income Taxes — The Parent files a consolidated income tax return. The Company's provision for income taxes is calculated as if the Company filed a separate income tax return. The Company accounts for deferred income taxes in accordance with the Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized.

Revenue Recognition — Commission income and related expenses for customer securities transactions are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Managed account revenue, which is included in commissions, represents fees related to the management of customer accounts and is recorded as revenue when earned. Profits and losses from the sale of securities on a when, as, and if issued basis are recorded on the date such securities are issued.

Insurance division revenue consists of commissions earned on the brokerage of insurance products and is recognized on the effective date of the policies.

Other revenue consists of various client fees, clearing service fees, and miscellaneous commissions earned. Fees and commissions are recorded as revenue when earned.

Risks and Uncertainties — Securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales,

issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company prospectively applied the new guidance in 2010, except for the Level 3 reconciliation disclosures, which were adopted in 2011. The adoption in 2010 and 2011 did not materially affect the financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update will be effective for fiscal years beginning after December 15, 2011. The company is currently evaluating the impact ASU 2011-04 will have on the financial statements.

2. PROPERTY AND EQUIPMENT — NET

At September 30, 2011, property and equipment consists of the following:

Furniture and fixtures	$ 1,867,567
Computer equipment and software	1,677,602
Leasehold improvements	230,127
Gross property and equipment	3,775,296
Less accumulated depreciation and amortization	(2,857,614)
Total	$ 917,682

3. LEASES

The Company leases its office space under several noncancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging from 2012 to 2019. Rent expense was $1,280,558 for 2011. At September 30, 2011, future required minimum lease payments consisted of the following:

Year Ending September 30	Minimum Lease Payments
2012	$ 1,329,290
2013	1,312,032
2014	1,295,510
2015	524,438
2016	446,504
Thereafter	1,190,778
Total	$ 6,098,552

The Company moved its main office during 2002. The lessor of the new facility agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At

September 30, 2011, the liability for the abandonment loss of $221,468 is included in other liabilities in the accompanying consolidated statements of financial condition. Amortization of such amount totaled $71,828 for 2011, which served to reduce rent expense.

The Company moved its northside office during 2009. The lessor agreed to a lease holiday for an eight month period. In accordance with ASC 840-20, *Leases — Operating*, the Company is recognizing rent expense (including scheduled rent increases) on this property on a straight-line basis. At September 30, 2011, the liability of $278,102 resulting from this treatment is included in other liabilities in the accompanying statement of financial condition.

4. INCOME TAXES

The provision for federal and state income taxes for 2011 is comprised of the following:

Federal	$ 826,013
State	243,255
Total	$ 1,069,268

The effective tax rate differs from the statutory tax rate of 34% principally due to state tax expense, which is accrued at 8.5%, and which is deductible for federal income tax purposes. The net deferred tax liability at September 30, 2011, includes gross deferred assets of $244,809 and gross deferred liabilities of $257,025. The significant component of the gross deferred tax asset is the lease abandonment liabilities. The most significant component of the gross deferred tax liability is the difference between book and tax depreciation expense.

A valuation allowance against deferred tax assets as of September 30, 2011 is not considered necessary because it is more likely than not the deferred tax assets will be fully realized.

The Company has reviewed open tax years and has concluded that there is no significant tax liability resulting from uncertain tax positions. Fiscal years ending September 30, 2008 through 2011 remain open to examination.

5. FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following outlines the valuation methodologies for the Company's material categories of assets:

U.S. Government and Agency Securities — U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Mortgage-backed to-be announced securities (TBA's) are generally valued using quoted market prices. Agency issued debt securities and TBA's are generally classified as Level 2 in the fair value hierarchy.

Municipal Bonds — The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Corporate Bonds — Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
U.S government and agency securities	$ -	$ 118,383	$ -	$ 118,383
Municipal bonds		2,608,650		2,608,650
Corporate bonds		1,047,560		1,047,560
Assets — securities owned — trading inventory	$ -	$3,774,593	$ -	$3,774,593

6. MANAGED ACCOUNT REVENUE

At September 30, 2011, the Company's revenue related to managed accounts is $5,627,293, which is included in commission revenue.

7. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee. Total 401(k) expense for 2011 was $102,188, which is included in employee compensation and benefits expense.

8. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2011, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $2,608,650, which is included in securities owned-trading inventory.

9. BORROWINGS

As of September 30, 2011, the Company did not maintain lines of credit with banking institutions and has no uncommitted credit agreements with banks.

10. COMMITMENTS AND CONTINGENCIES

The Company applies the provisions of ASC No. 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker Dealer for losses that it may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company is involved in pending and threatened litigation in the normal course of business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

The Company, in the normal course of business, is involved in an ongoing regulatory exam. Management, based on the opinion of council, believes it is probable that a claim will be asserted regarding said exam, but is unable at this time to provide an estimate of the amount of any such claim which may be asserted.

11. RELATED PARTIES

Certain expenses, including occupancy, compensation and benefits, promotional, and other administrative costs are paid by the Company and are charged or allocated to the Parent or other affiliates. Amounts charged in 2011 or allocated to the Parent or other affiliates were $998,476, which are recorded through reducing the appropriate line item on the statement of income. The Company has receivables (net of payables due to) from the Parent and other affiliates of $10,937,200, at September 30, 2011.

The Company also has $4,420,000 of Financial Advisor Advances at September 30, 2011.

12. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered Clearing Broker-Dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6 2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $5,429,479 which was $5,135,924 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 0.81 to 1 at September 30, 2011.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2011, the Company was in compliance with all such requirements.

* * * * * *

SUPPLEMENTAL SCHEDULES

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

SCHEDULE G

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2011

NET CAPITAL — Shareholder's equity	$22,886,207
LESS NONALLOWABLE ASSETS:	
Property and equipment — net	$ 917,682
Due from parent and affiliates	10,937,200
Financial advisor advances	4,420,000
Other assets (prepaids, misc receivables)	940,442
Total nonallowable assets	17,215,324
Net capital before haircuts on security positions	5,670,883
HAIRCUTS ON SECURITIES:	
Exempted securities	124,266
Debt securities	27,336
Undue concentrations	4,705
Contractual commitments	85,097
Total haircuts on securities	241,404
NET CAPITAL	$ 5,429,479
AGGREGATE INDEBTEDNESS:	
Accrued compensation	$ 1,920,531
Accounts payable, accrued expenses, deferred tax, and other liabilities	2,482,786
TOTAL AGGREGATE INDEBTEDNESS	$ 4,403,317
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT MINIMUM NET CAPITAL REQUIRED (Based on 6 2/3% of aggregate indebtedness)	$ 293,554
EXCESS NET CAPITAL	$ 5,135,925
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of aggregate indebtedness)	$ 4,989,147
RATIO — Aggregate indebtedness to net capital	.81 to 1

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2011, unaudited FOCUS Part IIa Report.

CITY SECURITIES CORPORATION

SCHEDULE H/I

(SEC I.D. No. 8-000975)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED SEPTEMBER 30, 2011

City Securities Corporation is exempted from the provisions of Rule 15c3-3 of the Securities and Exchange Commission by paragraph (k)(2)(ii) of that Rule. No facts came to our attention to indicate that this exemption had not been complied with during the year ended September 30, 2011.

Deloitte.

Deloitte & Touche LLP
Suite 2000, Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
City Securities Corporation
30 South Meridian, Suite 600
Indianapolis, IN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by City Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 22, 2011

Deloitte.

Deloitte & Touche LLP
Suite 2000, Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

November 22, 2011

City Securities Corporation
30 South Meridian Street
Indianapolis, Indiana

In planning and performing our audit of the financial statements of City Securities Corporation (the "Company") as of and for the year ended September 30, 2011 (on which we issued our report dated November 22, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Clearing Broker-Dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP